Exhibit 99.2

VIA SEDAR+

May 1, 2026

Subject:	Gildan Activewear Inc. (the “Corporation”)

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of the Corporation held on April 30, 2026 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the Scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 160,335,417 common shares or 86.58% of the 185,177,487 shares outstanding on the March 17, 2026 record date for the Meeting.

1.	Appointment of Auditors

A ballot was conducted with respect to the appointment of auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

	VOTES FOR	%	VOTES WITHHELD	%
Appointment of Auditors	148,645,275	92.71%	11,689,421	7.29%

2.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES AGAINST	%
Michael Kneeland	151,764,895	98.34%	2,556,259	1.66%
Glenn J. Chamandy	153,982,923	99.78%	338,229	0.22%
Michener Chandlee	153,183,131	99.26%	1,138,097	0.74%
Anne-Laure Descours	153,362,357	99.38%	958,872	0.62%
Ghislain Houle	150,757,866	97.69%	3,563,293	2.31%
Mélanie Kau	153,127,509	99.23%	1,193,712	0.77%
Deepak Khandelwal	153,967,889	99.77%	353,334	0.23%
Peter Lee	150,275,927	97.38%	4,045,301	2.62%
Karen Stuckey	153,782,299	99.65%	538,929	0.35%

3.	Approval, Ratification and Renewal of Shareholder Rights Plan

A ballot was conducted with respect to the approval, ratification and renewal of the Shareholder Rights Plan. According to proxies received and ballots cast, the approval, ratification and renewal of the Corporation’s Shareholder Rights Plan was approved with the following results:

	VOTES FOR	%	VOTES AGAINST	%
Approval, Ratification and Renewal of Shareholder Rights Plan	144,722,506	93.78%	9,598,706	6.22%

4.	Advisory Vote on Executive Compensation

A ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, a majority of shareholders voted for the non-binding Advisory Vote on Executive Compensation, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Advisory Vote on Executive Compensation	149,974,675	97.18%	4,346,534	2.82%

Yours truly,

(s) Rabih (Rob) Assal

Rabih (Rob) Assal
Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary